Exhibit 99.95

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	StarPoint Energy Trust

Participation Fee for the Financial Year Ending:

December 31, 2005

Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding as at January 7, 2005, being the date StarPoint Energy Trust became a reporting issuer through the completion of a plan of arrangement

	24,092,935 (consisting of 20,598,340 Trust Units and 3,494,595 Exchangeable Shares)

Closing price of the Trust Units on the TSX on January 14, 2005, being the first day such units traded	$18.75

Market value of class or series	$451,742,531.25
		$451,742,531.25	(A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)

		N/A	(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):		N/A	(B)

(Repeat for each class or series of corporate debt or preferred shares)		N/A	(B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$451,742,531.25	(A)

Total fee payable in accordance with Appendix A of the Rule		$25,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		N/A

(Total Fee Payable x Number of months remaining in financial year)/12		N/A
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		N/A

Schedule A

StarPoint Energy Ltd. is a subsidiary of StarPoint Energy Trust that is exempt from paying the participation fee based on the following:

Under section 2.2(2) of OSC Rule 13-502, a reporting issuer is exempt from paying participation fee if:

(a) the parent of the subsidiary entity is a reporting issuer;

(b) the parent has paid the participation fee required; and

(c) the net assets and gross revenues of the subsidiary entity represent more than 90 percent of the net assets and gross revenues of the parent for the previous financial year of the parent.

	Year Ending December 31, 2004
	Net Assets	Gross Revenues
StarPoint Energy Ltd.	$195,723,000	$75,957,000	(A)
StarPoint Energy Trust	$1,980	$0	(B)

Percentage (A/B)	99.99%	100%